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                            August 6, 2021

       Edward Wang
       Chief Executive Officer
       Pacifico Acquisition Corp.
       521 Fifth Avenue 17th Floor
       New York, NY 10175

                                                        Re: Pacifico
Acquisition Corp.
                                                            Amendment No. 1 to
Form S-1
                                                            Filed August 3,
2021
                                                            File No. 333-258038

       Dear Mr. Wang:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 1 to Form S-1 filed on August 3, 2021

       Exhibits and Financial Statement Schedules, page II-5

   1.                                                   We note from your
exhibit index that you have filed a    form of    legality opinion by Loeb
                                                        & Loeb LLP. Please file
a finalized dated and executed legality opinion.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Edward Wang
Pacifico Acquisition Corp.
August 6, 2021
Page 2

        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Maryse Mills-Apenteng at 202-551-
3457 with any other questions.



                                                        Sincerely,
FirstName LastNameEdward Wang
                                                        Division of Corporation
Finance
Comapany NamePacifico Acquisition Corp.
                                                        Office of Real Estate &
Construction
August 6, 2021 Page 2
cc:       Sally Yin
FirstName LastName